Exhibit 11

Endo Pharmaceuticals Holdings Inc.
Statement Regarding Computation of Per Share Earnings
(in thousands, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,

	2002	2001	2002	2001

Numerator:
Net (loss) income available to common stockholders	$(18,308)	$(32,993)	$9,069	$(44,500)

Denominator:
For basic per share data – weighted average shares	102,064	89,139	102,064	89,139
Effect of dilutive stock options	—	—	181	—

For diluted per share data	102,064	89,213	102,245	89,139

Basic income (loss) per share	$(.18)	$(.37)	$.09	$(.50)

Diluted income (loss) per share	$(.18)	$(.37)	$.09	$(.50)

33